Securities and Exchange  Commission

               Washington, D.C. 20549

               Schedule 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*

-------------------------
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant

to which this schedule is filed:

(X) Rule 13d-1(b)
( ) Rule 13d-1(c)
( ) Rule 13d-1(d)


Name of Issuer: Platinum Techonology, Inc.

Title of Class of Securities: Common

CUSIP Number: 72764T101

*The remainder of this cover page shall be filled out

for a reporting person's initial filing on this form

with respect to the subject class of securities, and

for any subsequent amendment containing information

which would alter the disclosures provided in a prior

cover page.



The information required in the remainder of this

cover page shall not be deemed to be "filed" for

the purpose of Section 18 of the Securities

Exchange Act of 1934 ("Act") or otherwise subject

to the liabilities of that section of the Act but

shall be subject to all other provisions of the Act

(however, see the Notes).



CUSIP Number: 72764T101

1. Name of Reporting Person: Jennison Associates

LLC (formerly Jennison Associates Capital Corp.)

As of January 1, 1998, Jennison Associates Capital

Corp., a New York Corporation, reorganized into Jennison

Associates LLC, a Delaware limited liability company.

S.S. or I.R.S. Identification No. of Above Person:

IRS Identification #52-2069785 (formerly 13-2631108)

2. Check the Appropriate Box if a Member of a Group:

Not Applicable

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting

Person With:

5. Sole Voting Power:  356,347 shares

6. Shared Voting Power: 5,903,963 shares

7. Sole Dispositive Power: 0 shares

8. Shared Dispositive Power: 7,069,110 shares

9. Aggregate Amount Beneficially Owned by Each

Reporting

Person: 7,069,110 shares

10. Check Box if the Aggregate Amount in Row 9

Excludes Certain Shares*: ( )

11. Percent of Class Represented by Amount in Row 9: 10.20%

12. Type of Reporting Person*: IA




Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act

of 1934

Item 1(a) Name of Issuer: Platinum Technology, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

1815 South Meyers Road

Oakbrook Terrace, IL 60181

Item 2(a) Name of Person Filing:  Jennison Associates LLC

Item 2(b) Address of Principal Business Office or Residence:

466 Lexington Avenue

New York, NY  10017

Item 2(c) Citizenship: Delaware

Item 2(d) Title of Class of

Securities: Common Item 2(e) CUSIP

Number: 72764T101


Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934


Item 3 If this statement is filed pursuant to

Rules 13d-1(b), or 13d-2(b), or (c) check whether

the person filing is a:

(a) ( ) Broker or Dealer registered under Section 15

of the Act

(b) ( ) Bank as defined in Section 3(a) (6)

of the Act

(c) ( ) Insurance Company as defined in Section 3(a)

(19) of the Act

(d) ( ) Investment Company registered under Section 8

of the Investment Company Act

(e) (X) Investment Adviser in accordance with Section

240.13d-1(b) (1) (ii) (E)

(f) ( ) Employee Benefit Plan, Pension Fund which is

subject to the provision of the Employee Retirement Income

Security Act of 1974 or Endowment Fund in accordance with

Section 240.13d-1(b) (ii) (F)

(g) ( ) Parent Holding Company or control person, in

accordance with Section 240.13(b) (ii) (G)

(h) ( ) A savings association as defined by Section

3(b) of the Federal Deposit Insurance Act

(i)( ) A church plan that is excluded from the

definition of an investment company under Section 3(c) (4) of the

Investment Company Act of 1940.

(j)( ) Group, in accordance with Section 240.13d-1(b)

(1) (ii) (J).

If this statement is filed pursuant to Section 240.13d-

1(c), check this box. ( )


Item 4 Ownership:

Provide the following information regarding the

aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 7,069,110 shares

(b) Percent of Class: 10.20%

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote: 356,347

(ii) shared power to vote or to direct the vote: 5,903,963

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 7,069,110


Jennison Associates LLC ("Jennison") furnishes investment advice to several investment companies, insurance separate accounts, and institutional clients ("Managed Portfolios"). As a result of its role as investment adviser of the Managed Portfolios, Jennison may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock held by such Managed Portfolios.

The Prudential Insurance Company of America ("Prudential") owns 100% of equity interests of Jennison.  As a result, Prudential may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may have with respect to the Issuer's Common Stock held by the Managed Portfolios. Jennison does not file jointly with Prudential,

as such, shares of the Issuer's Common Stock reported on Jennison's 13G may be included in the shares reported on the 13G filed by Prudential.

These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer.

The filing of this statement should not be construed as an admission that Jennison is, for the purposes of Sections 13 or 16 of the Securities

Exchange Act of 1934, the beneficial owner of these shares.





Item 5 Ownership of Five Percent or Less of a

Class:

If this statement is being filed to report the fact

that as of the date hereof the reporting person has

ceased to be the beneficial owner of more than five percent of the securities, check the following ( ).



Item 6 Ownership of More than Five Percent on Behalf

of Another Person:

Our clients have the right to receive or the power to

direct the receipt of dividends or the profits from

the sale of such securities.  No one client owns more

than 5% of such security class.



Item 7 Identification and Classification of the

Subsidiary which Acquired the Security being Reported

on by the Parent Holding Company: Not Applicable


Item 8 Identification and Classification of Members of

the Group: Not Applicable


Item 9 Notice of Dissolution of Group: Not Applicable


Item 10 Certification:

By signing below I certify that, to the best of my

knowledge and belief, the securities referred to above were

acquired and are in held the ordinary course of

business and were not acquired and are not held for

the purpose of and do not have the effect of changing

or influencing the control of the issuer of the

securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my

knowledge and belief, I certify that the correct information set forth in this statement is true, complete and correct.




May 6, 1998



Karen E. Kohler
Senior Vice President
and Director